GREENE RADOVSKY MALONEY SHARE & HENNIGH LLP

ATTORNEYS AT LAW

A LIMITED LIABILITY PARTNERSHIP

FOUR EMBARCADERO CENTER

SUITE 4000

SAN FRANCISCO, CA 94111-4106

TELEPHONE:  (415) 981-1400

FACSIMILE:  (415) 777-4961

E-MAIL:

asiegman@greeneradovsky.com

November 16, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jason Wynn
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, DC  20549-7010

Re:                               GeoPetro Resources Company (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
File No.:  333-135485

Dear Mr. Wynn:

On behalf of the Company, for which we are securities counsel, we set forth the Company’s responses to the comments (restated in italics below) on the Company’s Amendment No. 1 to Registration Statement raised in your letter of October 12, 2006.  Page numbers indicated refer to the pagination of the red-lined Amendment No. 2, enclosed herewith.

Form S-1, as amended

Management’s Discussion and Analysis . . ., page 23

Comparison of Results of Operations for the six months ended June 30, 2006 and 2005, page 24

1.                                      Please expand your analysis of the increase in your average lifting cost for the six months ended June 30, 2006, to $0.66 per Mcf from $0.39 per Mcf for the six moths ended June 30, 2005, to explain why the average lifting costs for the Fannin #1 well were higher than the costs for the Magness wells.

The Company has revised the disclosure as requested.  See page 24.

Recent Developments, page 29

2.                                      We note you have the obligation to pay a combined $2,000,000 in settlement fees to the Miller and Mejlaender plaintiffs.  It appears that you have capitalized the settlement fees into your full cost pool (evaluated oil and gas properties).  Please tell us why you believe it is appropriate to capitalize these costs and support your position using relevant accounting literature.

The Company has capitalized the $2,000,000 in settlement fees into the U.S. full cost pool (evaluated oil and gas properties) in conformance with Reg. S-X Rule 4-10(c)(2) which specifies, among other things, that all costs associated with property acquisition shall be capitalized within the appropriate cost center.  The Company notes that per the terms of the Settlement Agreement, the plaintiffs have conveyed the following property interests to the Company for the $2,000,000 consideration paid:

a.               A 4.6875% working interest in the Magness #1 well;

b.              a disputed 4.6875% working interest in the Fannin #1 well and all subsequent wells drilled by the Company in the Rodessa Formation in the Madisonville Project, claimed by the plaintiffs and denied by the Company;

c.               and all working interests owned or claimed by plaintiffs in oil and gas leases with respect to rights below the Rodessa formation.

The Company believes that its accounting treatment is correct and appropriate in conformance with the Commission’s full cost accounting rules.

Selling Shareholders, page 73

3.                                      We note your response to prior comment 33 and we reissue it.  You are required to identify any registered broker-dealer or affiliates of registered broker-dealers.  Please revise your disclosure accordingly.  We may have additional comments..

As disclosed in our letter to you of September 19, 2006, in response to this comment, the Company is continuing its efforts to identify all of the Canadian holders of its stock who would participate in this Registration Statement as selling shareholders.  This process has been and continues to be challenging -- both due to the structure of the Canadian depository and transfer agent systems as well as due to the application of Canadian provincial law.  Regarding the substance of the Staff's comment, we understand that Covington & Burling LLP, co counsel to the Company, has engaged and continues to engage the Staff regarding this matter.

4.                                      We note your response to prior comment 34 and we reissue it.  As stated in Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual, you are required to disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders.  Please revise your disclosure accordingly.

See response to comment number 4.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

5.                                      Please identify the notes receivable as being related party on the face of the balance sheet, and expand your disclosures in note six to describe the note receivable from the shareholder.  In addition, please tell us the business purpose behind the loan to Mr. Sednaoui.  Refer to Rule 4-08(k) of Regulation S-X for additional guidance.

The balance sheet on page F-3 and the disclosure in note six on page F-23 have been revised as requested.  The Company notes that the primary business purpose behind the loan to Mr. Sednaoui was to maximize its return on invested cash.  The Company receives an interest yield of 8% on the note which is higher than other yields the Company receives on its short-term investments.

Note 1.  Organization and Nature of Operations, page F-9

Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

6.                                      We note your response to comment 40 of our letter dated July 28, 2006, and we have read the revisions to your accounting policy and Note 10.  It appears that the price you receive for the gas delivered to MGP is dependent upon the price MGP receives for the natural gas it delivers to the sales pipeline.  Please expand your policy disclosure to explain when you determine that delivery has occurred and your price to the buyer is fixed or determinable.  Explain any “true-up” that results under the arrangements of the escrow account.  In addition clarify that MGP, not you, generate fees for the gathering, treating and transportation of natural gas production under the MGP Agreement.

The disclosure on accounting policy with respect to revenue recognition in note two on page F-11 has been revised as requested.  The Company notes that there is no “true-up” that results under the arrangements of the escrow account.

Stock-Based Compensation, page F-12

7.                                      Please clarify your disclosures related to your assumptions of expected volatility on page F-13.  In this regard, address the following:

a)            Disclose the expected volatilities assumed for each period an income statement is presented and clarify which method was used to determine the expected volatility for each period; and

The disclosure related to stock based compensation beginning on page F-14 has been revised as requested.

b)            Disclose the date of your initial public offering and what constitutes a “newly issued common stock option”.

The disclosure related to stock based compensation beginning on page F-14 has been revised as requested.

Note 4.  Short and Long-Term Debt, page F-19

8.                                      We note your response to comment 42 of our letter dated July 28, 2006.  In connection with your issuance of promissory notes and warrants and subsequent conversion of notes and cancellation of warrants, please address the following:

The Company notes that it issued 539,000 shares of common stock pursuant to the exercise of the 539,000 common stock warrants at an exercise price of $2.50 per share for proceeds of $1,347,500.  Concurrently, the note holders and the Company agreed to a $1,347,500 reduction in the principal balance of the notes as consideration for the exercise of warrants.

a)            It appears that the promissory notes that were converted were dated October 18, 2002, and April 24, 2003.  Tell us why you issued warrants to a noteholder in 2001, and whether it was related to the issuances of the promissory notes.

A portion of the promissory note dated October 18, 2002 represented a renewal, extension and rearrangement of principal balance then owing under certain promissory notes issued in 2001 and 2002.  Accordingly, warrants issued in connection with those certain promissory notes were issued in 2001 and 2002.

b)            Provide us with your analysis under SAB 99 to support your determination that the fair market value of the warrants issued was not material.

i.      The Company considered both quantitative and qualitative factors in assessing the materiality of the fair market value of the warrants issued in light of SAB 99:

The Company calculated a fair market value for the warrants using the Black Scholes method for each warrant issuance as shown on Attachment 1 to this letter.  The Company calculated a total fair market value for all of the issuances of between $28,000 and $117,000, with a mid-point of approximately $72,000.  The Company determined that the financial impact for the years ended 2001, 2002 and 2003 was not material.  The Company also determined that the cumulative financial impact totaling $72,000 for the years ended 2001, 2002 and 2003 as well as all future periods through 2008 that would be impacted was not material.  The impact to reported income (loss) or stockholders’ equity in the affected periods would be less than 1% as follows:

Financial impact for	As stated	Restated	Difference
fiscal year ended:	Income (loss)	Income (loss)	Percent
2001	(1,019,246)	(1,021,169)	0.19%
2002	(1,299,700)	(1,304,652)	0.38%
2003	(1,943,565)	(1,954,454)	0.56%
2004	(2,606,978)	(2,617,867)	0.42%
2005	2,111,074	2,100,185	-0.52%

	As stated	Restated
Financial impact for	Shareholders'	Shareholders'	Difference
fiscal year ended:	Equity	Equity	Percent
2001	5,903,692	5,901,769	-0.03%
2002	6,415,053	6,410,101	-0.08%
2003	12,162,179	12,151,290	-0.09%
2004	15,164,329	15,153,440	-0.07%
2005	19,414,295	19,403,406	-0.06%

ii.   Since materiality concerns the significance of an item to all users of a Company’s financial statements, the Company also made a full analysis of all relevant considerations and qualitative factors in determining that the fair market value of the warrant issuances was not material:

b.              The fair market value of the warrants is a determination that is not capable of precise measurement.  It arises from estimates (volatility, fair market value of the underlying stock, and term of the warrant) and, there is a degree of imprecision inherent in the estimates.

c.               The fair market value of the warrants, whether recorded or not, would not mask a change in losses or earnings or other trends.

d.              The fair market value of the warrants, whether recorded or not, would not change a loss into income or vice versa.

e.               The fair market value of the warrants, whether recorded or not, would not affect the Company’s compliance with regulatory requirements.

f.                 The fair market value of the warrants, whether recorded or not, would not affect the Company’s compliance with loan covenants or other contractual requirements.

g.              The fair market value of the warrants, whether recorded or not, would not involve concealment of an unlawful transaction.

h.              The fair market value of the warrants, whether recorded or not, would not have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

c)             We note that the common stock warrants issued in 2001, 2002 and 2003 to the promissory noteholders were exercisable at a price of $2.50.  Provide us with your calculations of fair value of the warrants under the Black-Scholes method for each of the issuances.  In your response, tell us how you determined the fair value of your common stock at each of the warrant issuance dates.

Please see the calculations of the warrants under the Black Scholes method for each of the issuances as Attachment 1 to this letter.  The Company determined the fair market value of its common stock utilizing the weighted average price of its common stock sold in private placements during each of the respective periods.

d)            We note that you converted promissory notes into common stock and cancelled certain warrants.  SFAS 133 and EITF 00-19 contain guidance regarding the classification and measurement of warrants as well as instruments with embedded and freestanding conversion features.  Please submit the analyses that you performed, considering this guidance, in determining the appropriate accounting for the warrants you have issued and any embedded derivatives.  If you require further clarification, you may refer to Section II.B of Current Accounting and Disclosure Issues, located on our website at the following address:  http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

The Company notes that the promissory notes were not convertible notes.  The reduction of the debt resulted from the exercise of common stock warrants by the note holder, with the proceeds thereof being applied directly to the principal reduction of the promissory notes.  Accordingly, the Company does not believe such an analysis is necessary.

Note 8.  Common Stock Options, page F-24

9.                                      We note on page 68 that you have extended the expiration dates of the options issued to Mr. Doshi to April 30, 2008.  Please describe the modification to the options, and disclose the incremental compensation cost that you measured upon the modification.  Refer to paragraph 51 of SFAS 123(R) for additional guidance.

The modification to the option is described in detail in Note 11 to the financial statements on page F-34.  A cross reference is provided on page 68.

10.                               We note that you recorded compensation expense of $500,000 in connection with your purchase of stock from an officer and director.  Please tell us how you measured the expense and the underlying accounting guidance that you relied upon in determining how to record the expense.

As discussed in Note 8. Common Stock Options, during 2004 the Company issued 500,000 shares of its common stock for cash proceeds of $500,000 in connection with the exercise of stock options by an officer and director. Concurrent with the exercise of stock options, the officer sold 117,647 shares of common stock to the Company at the estimated fair market value price prevailing at that time of $4.25 per share.

The Company recorded compensation expense of $500,000 in connection with the purchase of stock.  The Company did so following the provisions of FASB Interpretation No. 44 (“FIN 44”).  FIN 44 clarifies the application of Opinion 25 for only certain issues.  Prior to January 1, 2006, the Company elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees, and related interpretations.

FIN44, Par. 66 provides that “if cash is paid to an employee to settle an outstanding stock option, to settle an earlier grant of a stock award within six months after vesting, or to repurchase shares within six months after exercise of an option or issuance, total compensation cost shall be measured as the sum of:

a.                                       The intrinsic value of the stock option or award (if any) at the original measurement date

b.                                      The amount of cash paid to the employee (reduced by any amount paid by the employee to acquire the shares) that exceeds the lesser of the intrinsic value (if any) of the award (1) at the original measurement date or (2) immediately prior to the cash settlement.”

The Company determined that the intrinsic value of the stock option at the original measurement date was less than its intrinsic value immediately prior to the cash settlement as follows:

Fair value @ grant date:	$1.25
Less: exercise price of option	(1.00)
Intrinsic value	$0.25
Options granted	500,000
Total intrinsic value	$125,000

Fair value immediately prior to Measurement date:	$4.25
Less: exercise price of option	(1.00)
Intrinsic value	$3.25
Stock purchased from officer	117,647
Total intrinsic value	$382,353

Total cash paid to the officer, reduced by the lesser of (i) $125,000 or (ii) $382,353, was $375,000.  Accordingly, the Company recorded as an expense the sum of the intrinsic value on the grant date of $125,000 plus the $375,000.

Engineering Comments

General

11.                               We have reviewed your response to comment number 48 from our letter dated July 28, 2006, and we re-issue our previous comment.  Your disclosure still contains many technical terms that you have not defined in the glossary and that will likely confuse the average investor.  Examples of these terms are “four-way closure,” “heaving shale,” “cased hole drill stem test,” “anticline,” “permeability,” “biogenic,” “depocenters,” “turbidite channel,” “lateral migration” and “reconnaissance grid,” among others.  Please revise the document to remove the technical language and industry jargon throughout the document.  Where you deem this language essential to the filing, provide a cross-reference to a full definition in the glossary.

The disclosure has been revised to remove the technical language and industry jargon throughout the document including, but not limited to, the examples cited in Comment #11.

Properties, page 43

Texas, page 43

12.                               We have reviewed your response to comment number 56 from our letter dated July 28, 2006.  Please revise your document to reduce your reported net reserves and net production to reflect your lower net interest after payout.  Refer to SFAS 69, paragraph 10 for further guidance.

The document has been revised as requested.  Please see changes on pages 56 and F-36.

Natural Gas Reserves, page 56

13.                               We have reviewed your response to comment number 58 from our letter dated July 28, 2006.  Tell us why you include the disclosure on page 51 of your Canadian Initial Annual Information Form dated March 31, 2006 indicating Sproule, as a group, beneficially owned, directly or indirectly, less than 1% of the Company’s outstanding securities if you are not aware of any beneficial ownership.

The Canadian Annual Information Form only requires the Company to disclose whether Sproule, as a group, beneficially owned, directly or indirectly, more than 1% of the Company’s outstanding securities.  The Company believes its response was true and correct.  To the best of the Company’s knowledge, Sproule, as a group, beneficially did not own, directly or indirectly, any of the Company’s outstanding securities and hereby undertakes to so state in future Canadian Annual Information Form filings unless it otherwise becomes aware of any such ownership.

14.                               You indicate the definition of provided reserves is in the Glossary of Natural Gas and Oil Terms beginning on page A-1.  We could not find this definition in the glossary.  However, we feel that the definition of proved reserves is critical to investor understanding and, thus, you should place it within the document itself rather than the Glossary.  Please revise your document accordingly.

The Company has expanded its disclosure on page 54 to include definitions of the proved reserve categories.  The Company has also expanded the Glossary of Natural Gas and Oil Terms beginning on page A-1 with the same definitions.

Please note that the filing includes our legal opinion as Exhibit 5.1, and the S-1 has been revised to update developments at the Company, principally the sale of a large portion of its interest in C-G Bengara and the inclusion of financial statements as of September 30, 2006.

Please call me or Joseph S. Radovsky at (415) 981-1400 if you have any questions or comments.

Very truly yours,

Adam P. Siegman

cc:	Mr. Joseph S. Radovsky
Mr. Stuart Doshi
Mr. Chris Steinhauser
Mr. Tod Ackerly

ATTACHMENT 1

Input Variables
Stock Price	$1.17	$1.53	$1.17	$1.17	$1.17	$1.17	$1.17	$2.13	$1.53
Exercise Price	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50
Term(in years)	6	7.25	7	6.67	6.67	6.5	6.5	5.67	3.00
Volatility	10%	10%	10%	10%	10%	10%	10%	10%	10%
Annual Rate of Quarterly Dividends	0	0	0	0	0	0	0	0	0
Discount Rate - Bond Equivalent Yield	3.650%	4.430%	4.660%	4.910%	4.910%	4.510%	4.510%	2.970%	3.270%

Intermediate Computations
Present Value Stock Ex-Dividend	1.17	1.53	1.17	1.17	1.17	1.17	1.17	2.13	1.53
Present Value of Exercise Price	2.01	1.82	1.81	1.81	1.81	1.87	1.87	2.12	2.27
Cumulative Volatility	24%	27%	26%	26%	26%	25%	25%	24%	17%

Call Option
Proportion of Stock Present Value	1.81%	30.80%	6.39%	5.90%	5.90%	4.29%	4.29%	55.88%	1.48%
Proportion of Exercise Price PV	-0.96%	-22.04%	-3.70%	-3.43%	-3.43%	-2.43%	-2.43%	-46.41%	-0.94%
WARRANT VALUE PER SHARE	$0.00	$0.07	$0.01	$0.01	$0.01	$0.00	$0.00	$0.21	$0.00

# of common shares underlying warrant	124,000	75,000	100,000	30,000	30,000	27,500	27,500	100,000	25,000
										TOTAL
	$215.11	$5,334.67	$780.33	$208.73	$208.73	$131.26	$131.26	$20,851.11	$32.99	$27,894.19

GRANT DATE	12/11/2002	9/18/2001	1/15/2002	5/6/2002	5/6/2002	6/26/2002	6/26/2002	4/24/2003	9/18/2001
EXPIRATION DATE	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	9/18/2004

Input Variables
Stock Price	$1.17	$1.53	$1.17	$1.17	$1.17	$1.17	$1.17	$2.13	$1.53
Exercise Price	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50	$2.50
Term(in years)	6	7.25	7	6.67	6.67	6.5	6.5	5.67	3.00
Volatility	25%	25%	25%	25%	25%	25%	25%	25%	25%
Annual Rate of Quarterly Dividends	0	0	0	0	0	0	0	0	0
Discount Rate - Bond Equivalent Yield	3.650%	4.430%	4.660%	4.910%	4.910%	4.510%	4.510%	2.970%	3.270%

Intermediate Computations
Present Value Stock Ex-Dividend	1.17	1.53	1.17	1.17	1.17	1.17	1.17	2.13	1.53
Present Value of Exercise Price	2.01	1.82	1.81	1.81	1.81	1.87	1.87	2.12	2.27
Cumulative Volatility	61%	67%	66%	65%	65%	64%	64%	60%	43%

Call Option
Proportion of Stock Present Value	28.07%	53.27%	37.03%	36.16%	36.16%	33.75%	33.75%	62.14%	24.57%
Proportion of Exercise Price PV	-11.64%	-27.72%	-16.05%	-15.88%	-15.88%	-14.53%	-14.53%	-38.74%	-13.11%
WARRANT VALUE PER SHARE	$0.09	$0.31	$0.14	$0.14	$0.14	$0.12	$0.12	$0.50	$0.08

# of common shares underlying warrant	124,000	75,000	100,000	30,000	30,000	27,500	27,500	100,000	25,000
										TOTAL
	$11,638.12	$23,418.14	$14,221.96	$4,064.29	$4,064.29	$3,371.50	$3,371.50	$50,397.34	$1,981.87	$116,529.01

GRANT DATE	12/11/2002	9/18/2001	1/15/2002	5/6/2002	5/6/2002	6/26/2002	6/26/2002	4/24/2003	9/18/2001
EXPIRATION DATE	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	9/18/2004

-         Obtained from www.federalreserve.gov/releases/h15/data.htm for treasury bills with constant maturities either in 3 years, 5 years or 7 years for weekly yields based on the grant date for options and  warrants.